UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Artemis International Solutions Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

0431R405

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0431R405

1	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,376,904 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,376,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,376,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14	TYPE OF REPORTING PERSON CO
(1)	Based on a total of 10,245,233 shares outstanding of common stock of the Issuer (as defined herein) and assuming the exercise of warrants (the “Warrants”) exercisable into 113,636 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock (as defined herein) and assuming the exercise of the vested portion of the Board Option (as defined herein) into a total of 7,500 shares of Common Stock.

CUSIP No. 0431R405

1	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,376,904 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,376,904 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,376,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1), (2)
14	TYPE OF REPORTING PERSON CO
(1)	The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.). Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.
(2)	Based on a total of 10,245,233 shares outstanding of common stock of the Issuer and assuming the exercise of the Warrants into 113,636 shares of Preferred Stock, assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock and assuming the exercise of the vested portion of the Board Option into a total of 7,500 shares of Common Stock.

CUSIP No. 0431R405

1	NAMES OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joseph A. Liemandt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,500 8 SHARED VOTING POWER 1,376,904 (1) 9 SOLE DISPOSITIVE POWER 7,500 10 SHARED DISPOSITIVE POWER 1,376,904 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1), (2)
14	TYPE OF REPORTING PERSON IN
(1)	The shares of Common Stock of Artemis International Solutions Corporation are registered in the name of Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.). Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Trilogy Capital Holdings Corporation and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation. Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Capital Holdings Corporation. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Artemis International Solutions Corporation beneficially owned by Trilogy Capital Holdings Corporation. Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him through Trilogy Capital Holdings Corporation.
(2)	Based on a total of 10,245,233 shares outstanding of Common Stock, and assuming the exercise of the Warrants into 113,636 shares of Preferred Stock, assuming the conversion of the shares of Preferred Stock into a total of 1,250,000 shares of Common Stock and assuming the exercise of the vested portion of the Board Option into a total of 7,500 shares of Common Stock.

Item 1. Security and Issuer.

Item 1 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the acquisition by Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.) (“Trilogy Capital”) of 126,904 shares of Common Stock (the “Common Stock”), par value $0.001 per share of Artemis International Solutions Corporation, a Delaware corporation (“Artemis” or the “Issuer”). Based on the amount of the Six Month Price (as defined herein), on December 13, 2004, Trilogy Capital acquired the 210-day Warrants (the “210-Day Warrants”) which were exercisable into 126,904 shares of Common Stock at $0.01 per share based on the Six Month Price. The “Six Month Price” means the greater of $1.75 or the lowest average closing price of the Common Stock of the Issuer for any 15 consecutive day period during the six month period immediately following June 16, 2004. On December 30, 2004, Trilogy Capital exercised the 210-Day Warrants and received 126,904 shares of Common Stock.

In addition, since the Filings Persons’ (as defined herein) last filing, Joseph A. Liemandt (“Liemandt”) has received various option grants as compensation for his service on the Company’s Board of Directors, the Board of Directors’ Nominating Committee (the “Nominating Committee”) and the Board of Directors’ Compensation Committee (the “Compensation Committee”). On June 16, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 15,000 shares of Common Stock at an exercise price of $1.95. Fifty percent (50%) of the shares subject to the option vested immediately and the remaining fifty percent (50%) will vest on the grant date one-year anniversary, June 16, 2005, provided that Mr. Liemandt remains a Director on said date and has attended at least sixty percent (60%) of the Board of Directors meetings convened during the preceding year (the “Board Option”). Also on June 16, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $1.95. One hundred percent (100%) of shares subject to the option will vest on the grant date one-year anniversary, June 16, 2005, provided, that Mr. Liemandt remains a member of the Nominating Committee on said date and has attended at least sixty percent (60%) of the Nominating Committee meetings convened during the preceding year (the “Nominating Committee Option”). In addition, on September 10, 2004, Mr. Liemandt was granted a non-qualified stock option to acquire 3,500 shares of Common Stock at an exercise price of $2.05. One hundred percent (100%) of shares subject to the option will vest on the grant date one-year anniversary, September 10, 2005, provided, that Mr. Liemandt remains a member of the Compensation Committee on said date and has attended at least sixty percent (60%) of the Compensation Committee meetings convened during the preceding year (the “Compensation Committee Option”).

The address of the principal executive offices of the Issuer is 4042 MacArthur Blvd., Suite 401, Newport Beach, CA 07024.

Item 2. Identity and Background.

Items 2(a), (c), and (f) are hereby amended and restated in their entirety:

(a) The persons filing this Statement are Trilogy Capital, a Delaware corporation, Trilogy, Inc., a Delaware corporation, and Liemandt (collectively, the “Trilogy Filing Persons”).

The Trilogy Filing Persons may be deemed to be a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.” The filing of this Amendment should not be construed to be an admission that any member of the Trilogy Filing Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(c) Trilogy Capital was created for the limited purpose of investing in securities. Trilogy, Inc. is the parent holding company of Trilogy Capital. Through its wholly-owned subsidiaries, the principal business of Trilogy, Inc is the development, marketing, and sales of industry specific enterprise software. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of Trilogy, Inc. and is a member of the Board of Directors, President and Chief Executive Officer of Trilogy Capital.

(f) All of the natural persons named in this Item 2 are citizens of the United States.

In addition, Charles Frumberg (“Frumberg”) is one of the directors of Trilogy, Inc. and is the managing member of Emancipation Capital, LLC which is the general partner of Emancipation Capital, LP. On June 28, 2004, Emancipation Capital, LP, Emancipation Capital, LLC and Frumberg filed a Schedule 13G related to its ownership of the Issuer and on January 20, 2005, filed an amendment to Schedule 13G.

The executive officers and directors of Trilogy Capital and Trilogy, Inc. are set forth in Schedule A to the Filing Persons’ Original Filings on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The acquisition of the 126,904 shares of Common Stock from the exercise of the 210-Day Warrant and the payment of related fees and expenses required approximately $2,000.00 and was obtained from working capital.

Item 4. Purpose of Transaction.

Item 4 is amended to include the following:

The Trilogy Filing Persons acquired their 126,904 shares of Common Stock from the exercise of the 210-Day Warrant in the ordinary course of business solely for investment purposes. The Trilogy Filing Persons may acquire an aggregate of 7,500 shares of Common Stock in the ordinary course of business solely for investment purposes through the exercise of the currently vested portion of the Board Option. The Trilogy Filing Persons may acquire an aggregate of 14,500 shares of Common Stock in the ordinary course of business solely for investment purposes in the future upon the vesting of the currently unvested portion of the Board Option and the vesting of the currently unvested Nominating Committee Option and Compensation Committee Option.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

(a) Based on information provided by the Issuer, there were 10,245,233 shares of common stock outstanding on December 31, 2004. Pursuant to the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Trilogy, Inc., Trilogy Capital and Liemandt have shared voting and shared dispositive power with respect to 1,376,904 shares of Common Stock (which is approximately 12.0% of the outstanding shares of common stock as of December 31, 2004, including 113,636 shares of Preferred Stock issuable upon exercise of the Warrant, 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the vested portion of the Board Option into 7,500 shares of Common Stock). Pursuant to the provisions of the Exchange Act, Liemandt has sole voting and dispositive power with respect to 7,500 shares of Common Stock ( which is less than 0.1% of the outstanding shares of common stock as of December 31, 2004, including 113,636 shares of Preferred Stock issuable upon exercise of the Warrant, 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the vested portion of the Board Option into 7,500 shares of Common Stock).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)	0	1,376,904	0	1,376,904
Trilogy, Inc.	0	1,376,904	0	1,376,904
Joseph A. Liemandt	7,500	1,376,904	7,500	1,376,904

(c) The Trilogy Filing Persons have acquired the following securities of the Issuer: (i) through a private placement on June 16, 2004, 1,136,364 shares of Preferred Stock convertible into 1,136,364 shares of Common Stock and the Warrant exercisable into 113,636 shares of Preferred Stock, (ii) on June 16, 2004, the Board Option exercisable into 15,000 shares of Common Stock, subject to the vesting schedule, and the Nominating Committee Option exercisable into 3,500 shares of Common Stock, subject to the vesting schedule, (iii) on September 10, 2004, the Compensation Committee Option exercisable into 3,500 shares of Common Stock, subject to the vesting schedule, (iv) on December 13, 2004, the 210-Day Warrant exercisable into 126,904 shares of Common Stock and (v) on December 30, 2004, 126,904 shares of Common Stock upon exercise of the 210-Day Warrant.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to include the documents described in Item 4 hereof.

Item 7. Material to be filed as Exhibits.

Exhibit 1 Artemis International Solutions Corporation Stock Option Agreement, dated June 16, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 2 Artemis International Solutions Corporation Stock Option Agreement, dated June 16, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 3 Artemis International Solutions Corporation Stock Option Agreement, dated September 10, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 31, 2005

TRILOGY CAPITAL HOLDINGS CORPORATION (F/K/A SAMUELSON INVESTMENTS, INC.)

By:	/s/ Joseph A. Liemandt
Name:	Joseph A. Liemandt
Title:	President

TRILOGY, INC.

By:	/s/ Joseph A. Liemandt
Name:	Joseph A. Liemandt
Title:	President

/s/ Joseph A. Liemandt
Joseph A. Liemandt

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Artemis International Solutions Corporation Stock Option Agreement, dated June 16, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 2	Artemis International Solutions Corporation Stock Option Agreement, dated June 16, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.

Exhibit 3	Artemis International Solutions Corporation Stock Option Agreement, dated September 10, 2004, by and between Artemis International Solutions Corporation and Joseph A. Liemandt.